EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	6/30/2010	6/30/2010
EARNINGS
Income Before Income Taxes	$378,185	$349,758	$419,771	$347,077	$475,089	$469,783	$205,225
Fixed Charges (as below)	122,763	146,226	171,171	209,339	174,188	172,921	86,526
Total Earnings	$500,948	$495,984	$590,942	$556,416	$649,277	$642,704	$291,751

FIXED CHARGES
Interest Expense	$100,564	$94,293	$124,730	$173,870	$152,950	$158,080	$79,052
Credit for Allowance for Borrowed Funds Used During Construction	16,399	42,733	36,641	25,269	10,538	4,141	2,124
Estimated Interest Element in Lease Rentals	5,800	9,200	9,800	10,200	10,700	10,700	5,350
Total Fixed Charges	$122,763	$146,226	$171,171	$209,339	$174,188	$172,921	$86,526

Ratio of Earnings to Fixed Charges	4.08	3.39	3.45	2.65	3.72	3.71	3.37